SECURITIES AND EXCHANGE COMMISSION
                    Washington D.C. 20549

                        Schedule 13 G

          Under the Securities Exchange Act of 1934

                       CBT CORPORATION
                       (Name of Issuer)

                           COMMON
               (Title of Class of Securities)

                         124992-10-8
                        (CUSIP Number)

Check the following box if a fee is being paid with this statement ___.
(A fee is not required only if the filing person: (1) has a previous statements on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 124852-10-4           13G

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

    CBT Corporation, 61-1030727
    Citizens Bank and Trust Company of Paducah, 61-0156690

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    Citizens Bank & Trust Company of Paducah is a wholly
    owned subsidiary of CBT Corporation                     (a)_____
    and CBT Corporation disclaims voting and or investment
    control over securities held by Citizens Bank and Trust
    Company of Paducah as a fiduciary.                      (b)__x__

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

     5.  SOLE VOTING POWER
         371,014.2023

     6.  SHARED VOTING POWER
         14,000.0000

     7.  SOLE DISPOSITIVE POWER
         385,014.2023

     8.  SHARED DISPOSITIVE POWER
         82,012.1801

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    453,026.3824

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*

    N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.71%

12. TYPE OF REPORTING PERSON*

    HC, BK

Item 1(a)  NAME OF ISSUER:  CBT Corporation

Item 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           333 Broadway, Paducah, Kentucky 42002

Item 2(a)  NAME OF PERSON FILING:   CBT Corporation and
           Citizens Bank and Trust Company of Paducah, jointly

Item 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
           333 Broadway, Paducah, Kentucky 42002

Item 2(c)  CITIZENSHIP:  USA

Item 2(d)  TITLE OF CLASS OF SECURITIES:  Common stock

Item 2(e)  CUSIP No:  124852-10-4

Item 3 (b) (x) Bank as defined in section 3 (a) (6) of the Act

Item 4     OWNERSHIP:  Not Applicable

Item 5     OWNERSHIP OF 5% OR LESS OF A CLASS:  Not
           Applicable

Item 6     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER
           PERSON:
           All of the reported shares are held by the Bank in its Trust Department. Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds to the terms of the documents creating the fiduciary accounts. The following person(s) has more than 5% interest in the class of securities being reported: None

Item 7     IDENTIFICATION AND CLASSIFICATION OF THE
           SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON
           BY THE PARENT COMPANY: The shares reported are all held in various fiduciary capacities by Citizens Bank and Trust Company of Paducah (see Item 6). CBT Corporation owns all of the issued and outstanding shares of Citizens Bank and Trust Company of Paducah.

Item 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
           THE GROUP:  Not Applicable

Item 9     NOTICE OF DISSOLUTION OF GROUP:  Not Applicable

Item 10 CERTIFICATION: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such a purpose or effect.

                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED:  February 13, 1995

                                CITIZENS BANK & TRUST

                                /s/ William W. Cox, Jr.
                                William W. Cox, Jr.
                                Vice President and Manager,
                                Trust Department